STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Abacus World Funds Trust

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

Article First of the Certificate of Trust shall be amended to read as set forth below:

“The name of the statutory trust formed hereby is World Funds Trust.”

3.	This Certificate of Amendments shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 7th day of January, 2008.

/s/ Franklin A. Trice, III
Franklin A. Trice, III, Sole Trustee